BB

04017100

SECURITIES AND EXC... ...SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15648

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Robeco USA, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One New York Plaza, 31st Floor
(No. and Street)

New York (City) New York (State) 10004-1950 (Zip Code)

PROCESSED
MAY 07 2004
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bob Martini 212-908-9579
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) New York (State) 10036 (Zip Code)

SEC MAIL RECEIVED
APR 13 2004
WASH. D.C. 208 PROCESSING SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald M. Hoffner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robeco USA, L.L.C., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

hese financial statements and operational reports have been or will be made available to ll members or allied members of the organization.

Signature

Chief Financial Officer

Title

RANDY M. KLEIN
NOTARY PUBLIC, State of New York
No. 02KL6078492
Qualified in Suffolk County
Commission Expires Aug. 5, 20 06

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBECO USA, L.L.C.

Statement
of
Financial Condition
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
Robeco USA, L.L.C.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Robeco USA, L.L.C. (the "Firm") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Firm's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

April 8, 2004

ROBECO USA, L.L.C.

STATEMENT of FINANCIAL CONDITION

December 31, 2003

(in thousands)

ASSETS:

Cash	$ 30,673
Cash segregated under Federal regulations	10,500
Receivable from brokers, dealers and clearing organizations	3,338,514
Secured demand note receivable collateralized by U.S. government securities	50,000
Investments in partnerships, at fair value	35,091
Receivable from customers	18,595
Advisory fees receivable	12,225
Securities owned, at market value	5,590
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $3,770	1,413
Other assets	10,875
Total assets	$3,513,476

LIABILITIES and MEMBER'S CAPITAL:

Payable to brokers, dealers and clearing organizations	$3,140,346
Payable to customers	207,138
Other liabilities and accrued expenses	45,854
	3,393,338
Liabilities subordinated to the claims of general creditors	62,500
Member's capital	57,638
Total liabilities and member's capital	$3,513,476

The accompanying notes are an integral part of this statement of financial condition.

(1) Organization and Accounting Policies

Robeco USA, L.L.C., a Delaware limited liability company ("the Firm"), is a registered investment adviser and broker-dealer. On March 1, 2003 Weiss, Peck & Greer, L.L.C. changed its name to Robeco USA, L.L.C. The Firm is wholly owned by the Robeco Groep N.V. ("Robeco") through a wholly owned subsidiary, Robeco USA, Inc. ("RUSA"). Robeco is wholly owned by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., Rabobank Nederland ("Rabobank"). Robeco and Rabobank are engaged in the financial services industry.

The following is a summary of significant accounting policies followed by the Firm in the preparation of its statement of financial condition.

Cash is held with primarily one major financial institution.

Transactions in both securities owned and investments in partnerships are recorded on a trade date basis.

Securities owned consist principally of corporate equity securities and are valued at market value.

Income taxes are provided under the provisions of Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes." As a single member LLC, the Firm is treated as a division of RUSA for tax purposes. Accordingly, the Firm recognizes current and deferred tax consequences for all transactions recognized in the financial statements, calculated based upon the provision of enacted laws, including tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely than not that they will not be realized.

Furniture, equipment and software are depreciated using the straight-line method over periods ranging from three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

The preparation of statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect both the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may differ from those estimates.

(Continued)

(1) Organization and Accounting Policies, continued

At December 31, 2003, the fair value of all assets and liabilities, other than those marked to market, recognized in the statement of financial condition, in the aggregate, approximates the carrying value as they are either short term in nature or bear interest at current market rates

During 2002, the Firm sold its correspondent clearing business resulting in the transfer of the related assets and liabilities. At December 31, 2003, included in other assets is a receivable of approximately $3.3 million related to this transaction.

On December 24, 2003, the Accounting Standards Board (FASB) issued FASB Interpretation No. 46 (revised December 2003) "Consolidation of variable interest entities an interpretation of ARB 51" (Fin 46R). FIN 46R provides a framework for identifying variable interest entities (VIE's) and determining when a company should include assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated statement of financial condition. The Firm is required to adopt FIN 46R for all VIE entities created prior to December 31, 2003 as of January 1, 2005 and adopt FIN 46R immediately for all VIE entities created after December 31, 2003. The Firm is considered a Non-Public Entity. The Firm is currently assessing the effect of the implementation of FIN 46R on its statement of financial condition.

The Firm applies the provisions of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets". Under this standard, goodwill and intangible assets with an indefinite useful life are not amortized but tested for impairment annually or when an event occurs or circumstances change that signify the existence of the impairment. The Firm has no indefinite lived intangible assets. Other intangible assets are amortized over their useful lives.

(2) Investments in Partnerships

Investments in partnerships are valued at fair value and represent the Firm's proportionate share of the net assets of each partnership, adjusted where applicable for market liquidity, restrictions on resale and other considerations. These partnerships invest in companies covering a variety of industries and also provide capital for venture and private equity investments.

The portfolios of the investment partnerships include marketable securities, which are valued at publicly quoted prices, subject to discount for various restrictions, and non-marketable securities, which are valued at fair values, for which there is no publicly quoted market price or that cannot be publicly offered or sold unless registration has been effected.

(Continued)

(2) Investments in Partnerships, continued

Non-marketable investments made by the investment partnerships, by their nature, are generally considered to be long-term and are not intended to be liquidated on a short-term basis. These securities are valued at fair value by the general partners of the investment partnerships, which is initially cost adjusted upward or downward after consideration of operating results, financial condition, recent sales prices of issuers' other securities, and other pertinent information about the individual companies comprising these investments. Accordingly, valuations by the general partners may differ from the amounts which presently could or ultimately might be realized from sales or other dispositions of these investments and such differences could be material. The Firm's proportionate share of non-marketable securities held in the investment partnerships aggregated to approximately $9,029,000 at December 31, 2003.

The partnerships in which the Firm is a general partner, have obligations relating to securities sold, but not yet purchased. These transactions involve an obligation to purchase securities at a future date. A loss may be incurred if the market value of the securities subsequently increases.

(3) Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations include securities borrowed and securities loaned of $3,328,412,000 and $3,130,510,000, respectively. Securities borrowed and securities loaned, which are all transacted with broker-dealers and other financial institutions, are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Firm to deposit cash or other collateral with the lender. With respect to securities loaned, the Firm receives collateral in the form of cash.

The Firm monitors the credit standing of each counterparty. In addition, the Firm monitors the market value of the securities borrowed or loaned against the cash collateral on a daily basis and adjusts collateral as appropriate. These transactions may expose the Firm to off-balance-sheet risk in the event the counterparties are unable to fulfill their obligations.

(4) Receivable from and Payable to Customers

Amounts receivable from and payable to customers include amounts arising from cash, margin and clearing transactions from a diversified range of financial institutions, individuals, hedge funds and investment partnerships. Securities owned by customers are held as collateral for these receivables and such collateral is not reflected in the statement of financial condition. Included in receivable from and payable to customers at December 31, 2003, are receivables of $6,000 and payables of $195,228,000 related to affiliated hedge funds and investment partnerships.

(Continued)

(4) Receivable from and Payable to Customers, continued

The Firm monitors the credit standing of each customer and also monitors the market value of collateral held. The Firm obtains additional collateral when exposure to loss exists. These transactions may expose the Firm to off-balance-sheet risk in the event the counterparties are unable to fulfill their obligations.

(5) Goodwill and Intangible Assets

On January 3, 2003 the Firm acquired Ericott Group LLC ("Ericott"), a New York based investment management firm specializing in event-driven arbitrage. Ericott's domestic and offshore funds were merged with the Firm's domestic and offshore funds. The Firm paid and recognized $2,000,000 in intangible assets for the acquisition. No goodwill was recognized. Further payments totaling $2,000,000 will be paid over the period 2004 through 2006 subject to the satisfaction of certain contingencies on December 31, 2004.

(6) Discontinued Operations

The Firm announced in November 2003 plans to exit the securities lending and self-clearing businesses during the first and second quarter of 2004, respectively. All securities lending assets and liabilities will be settled, resulting in a significant decrease in assets and liabilities on the Firm's statement of financial condition. All self-clearing assets and liabilities will be transferred to a firm to be chosen as its clearing broker.

The securities lending business qualifies as a "component of an entity" under SFAS No. 144 "Accounting for the impairment of Long-Lived Assets." The carrying amounts of the operations of this business are approximated below:

Receivable from brokers, dealers and clearing organizations	$3,328,412,000
Payable to brokers, dealers and clearing organizations	$3,130,510,000

(7) Liabilities Subordinated to the Claims of General Creditors

The Firm's subordinated liabilities at December 31, 2002 consist of two long-term senior subordinated notes and a secured demand note. The cash subordinations bear interest at rates of 7.72%, and 8.81% respectively. The outstanding notes are payable in installments of $2.5 million annually from 2004 through 2008. Under the terms of the notes, the Firm must maintain consolidated net worth, as defined, of $45 million. The payments can be accelerated by the lender upon the occurrence of certain events as defined in the loan agreements. The Firm also has the option to prepay the loan in whole or in part, as defined in the loan agreements, subject to interest penalties.

(Continued)

(7) Liabilities Subordinated to the Claims of General Creditors, continued

The secured demand note is a $50 million non-interest bearing collateralized note which is payable to Robeco on June 30, 2005. The maturity date of this note will be automatically extended for an additional year on November 30, 2004, unless the rollover provision is terminated by Robeco.

The subordinated notes are covered by agreements approved by The New York Stock Exchange, Inc. and National Futures Association, and are available in computing regulatory net capital. To the extent such borrowings are required for the Firm's continued compliance with minimum net capital requirements, they may not be repaid.

(8) Pledged Assets, Commitments and Contingencies

Aggregate annual rentals for office space and equipment under operating leases with remaining noncancellable terms in excess of one year at December 31, 2003 are approximately: (in thousands)

2004	$3,628
2005	631
2006	174
2007	115
	$ 4,548

The Firm has irrevocable letters of credit aggregating $1 million outstanding, which is used to satisfy the Firm's clearing requirements. This outstanding letter of credit is collateralized by customers' margin securities.

The Firm is a partner in various investment partnerships (see Note 2) and is committed to contribute an additional $607,000 to these partnerships at such times and in such amounts as determined by the managing general partners of these investment partnerships.

In connection with the Firm's participation in the investment partnerships, the Firm may be liable to return amounts previously earned and received, based upon certain criteria as detailed in the respective partnership agreements. At December 31, 2003 the fair value of this liability was $19,710,000 which is included in other liabilities and accrued expenses. The additional unrecognized exposure at December 31, 2003 was approximately $6.8 million.

(Continued)

(8) Pledged Assets, Commitments and Contingencies, continued

In the ordinary course of business, the Firm is involved in various litigation matters. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management, based upon consultation with legal counsel, the disposition of all such legal actions will not have a material adverse effect on the financial position of the Firm.

At December 31, 2003, the market value received as a source of collateral under securities borrowed and customer margin transactions was approximately $3.2 billion and $18.5 million, respectively. At December 31, 2003, the market value pledged as a use of collateral under securities loaned transactions was approximately $3 billion.

The Firm has entered into guaranteed compensation arrangements with certain employees. The aggregate amount of these commitments is described in the table below:

2004	$2,810
2005	1,025
	$3,835

In the normal course of business the Firm enters into contracts, including contracts whereby the Firm is the general partner in various investment partnerships, that contain a variety of representations and warranties and which provide general indemnifications. The Firm's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Firm that have not yet occurred. However, based on experience, the Firm expects the risk of loss to be remote.

In February, 2004, the Firm conducted an investigation by independent counsel focusing on the directed brokerage activities of certain hedge funds for which the Firm is the general partner, and fees charged for managing cash balances relating to some of the Firm's investment partnerships. As a result of the investigation, the Firm has recorded estimated liabilities in the amount of $1.8 million for the amounts owed to current and former investors in these partnerships, including interest, and applicable excise tax. The Firm does not believe, after consultation with its counsel and preliminary discussions with its primary regulator, that the ultimate resolution of these matters, including any additional fines or penalties, will have a material adverse affect on the Firm's financial position.

(Continued)

(9) Benefit Plans

The Weiss, Peck & Greer Retirement Savings Plan (401k) is a defined contribution plan established in accordance with Section 401(k) of the Internal Revenue Code. All full-time employees of the Firm are eligible to contribute from 2% to 20% of their annual earnings (as defined) or a maximum of $12,000 ($14,000 if over 50 years of age) to the 401(k) Plan on a tax deferred basis. Eligible employees must be 21 years of age and employed by the Firm prior to the first day of each quarter (enrollment date). In addition, the Firm may contribute to the Plan on a voluntary basis.

The Firm enters into deferred compensation arrangements whereby the payment of a portion of bonuses awarded in a given year is deferred over a three year period.

(10) Net Capital Requirement

As a registered broker-dealer and member of The New York Stock Exchange, Inc., the Firm is subject to Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), which specifies minimum net capital requirements for its registrants. The Firm has elected to compute its regulatory net capital in accordance with the "Alternative Standard" of that rule, which requires the Firm to maintain minimum net capital of the greater of 2% of aggregate debits, as defined, or $1,500,000. At December 31, 2003, the Firm had regulatory net capital, as defined, of $65,343,000, which exceeded the amount required by $61,057,000.

(11) Income Tax

Deferred tax assets are represented by temporary differences for unrealized losses on investments of $981,000, depreciation and interest timing differences of $815,000, deferred compensation arrangements of $766,000 and the amortization of intangible assets of $96,000. As the Firm cannot estimate if there will be sufficient taxable income in the years in which the temporary tax differences will reverse, a valuation allowance has been established in the amount of $2,658,000 for the deferred tax assets described above.

(12) Related Party Information

The Firm is an investment adviser for seven mutual funds (the "Funds") registered under the Investment Company Act of 1940. Employees of the Firm serve as officers and/or trustees of the Funds. At December 31, 2003 the Firm had investments valued at approximately $38,000 in these Funds, which are included in securities owned.

(Continued)

(12) Related Party Information, continued

Employees of the Firm serve as general partners, managing members or officers in sixteen investment management partnerships in which the Firm has limited partnership interests. These partnerships have assets under management totaling $527 million. In addition, the Firm is a general partner in twenty-one investment partnerships and the trustee in two liquidating trusts in which the Firm has ownership interests. These partnerships have a total of $1.03 billion of assets under management. At December 31, 2003 approximately $1,920,000 was receivable from these entities and is included in advisory fees receivable on the statement of financial condition.

The Firm has a service agreement with RUSA, effective March 1, 2003 whereby RUSA will charge the Firm for various clerical, professional and administrative services that it provides. These expenses will be allocated to the Firm based on agreed upon allocation methodologies.

The Firm manages approximately $62 million in assets for Robeco Bank Holding B.V., a Dutch based bank owned by Robeco.

The Firm has a relationship with Rabobank London, a branch office of Rabobank International, for securities loaned transactions. At December 31, 2003, included in payable to brokers, dealers and clearing organizations is the principal amount of securities loaned of $1,393,498,000 and $793,000 of interest payable.

The Firm is the Collateral Manager of Robeco CDO II Limited and Robeco CDO II (Delaware Corporation (the "Issuers"). The Issuers have issued approximately $413 million of Notes of various classes which are collateralized by Collateral Debt Obligations. The Firm has appointed Rabobank International (a subsidiary of Rabobank) as Sub-Advisor.

The Firm, as a member of WPG VC Fund Adviser, L.L.C. ("WPG VC"), the advisor and general partner to several investment partnerships, has committed to repay certain distributions previously paid to other Members of WPG VC in the amount of $7,395,000 if and when required under the Amended and Restated Operating Agreement. This amount has been recorded as a liability on the statement of financial condition.

(13) Subsequent Event

On January 2, 2004 the Firm made an earning distribution of $5,000,000 and an excess capital distribution of $5,000,000 to RUSA. On March 22, 2004 RUSA contributed $2,500,000 to the Firm as member's capital.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5 and CFTC Regulation 1.16

To the Member of
Robeco USA, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Robeco USA L.L.C. (the "Firm") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC") (collectively, the "Commissions"), we have made a study of the practices and procedures followed by the Firm, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;
5. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17;
6. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and
7. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and Firm assets, including securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2003 to meet the Commissions' objectives except as they relate to controls over applying fee offsets to managed accounts of ERISA clients and controls over the uses of directed brokerage for certain affiliated partnerships. We understand the Firm has been in contact with the NYSE concerning these matters. We also understand the Firm sent a notice of hindsight deficiency in the reserve requirement on January 30, 2004, relating to certain periods during 2003 as described in that letter.

This report is intended solely for the information and use of the Firm's Member, the Firm's Management Committee, management, the SEC, the CFTC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

April 8, 2004